787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 5, 2015

VIA EDGAR

Ms. Christina Chalk, Esq.

Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.

Schedule TO-I

Filed on June 1, 2015

File No. 005-58857

Dear Ms. Chalk:

On behalf of MetLife, Inc. (the “Company”), in connection with the Company’s offer to purchase for cash (the “Tender Offer”) any and all of the shares of the Company’s 6.500% Non-Cumulative Preferred Stock, Series B, par value $0.01 per share and liquidation preference $25.00 per share (the “Series B Preferred Stock”), we are writing to respond to your request for our analysis as to why Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not applicable to the Tender Offer.

Background

The Company issued 60,000,000 shares of the Series B Preferred Stock on June 16, 2005 and the shares were listed on the New York Stock Exchange (the “NYSE”) under the symbol “METPrB.” Pursuant to Section 7 of the Certificate of Designations relating to the Series B Preferred Stock (the “Certificate of Designations”), on or after September 15, 2010, the Company, at its option, may redeem any or all of the shares of Series B Preferred Stock at a redemption price equal to $25.00 per share, together with an amount equal to any dividends that have been declared but not paid prior to the redemption date, but with no amount in respect of any dividends that have not been declared prior to such date. On June 1, 2015 the Company issued a new series of preferred stock (the “Series C Preferred Stock”) and intended to use the proceeds of that issuance to redeem all outstanding shares of the Series B Preferred Stock.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

June 5, 2015

During discussions with the lead underwriter in connection with the offering of Series C Preferred Stock and the redemption of the Series B Preferred Stock, the Company was advised that, despite the language in the Certificate of Designations and the prospectus relating to the Series B Preferred Stock prohibiting the Company from paying undeclared dividends, holders may nonetheless expect to receive accrued and unpaid dividends in connection with the redemption, whether or not such dividends had been declared. The Company considered how it could satisfy holders’ expectations in order to maintain its good standing and reputation for dealing fairly with its investors.

The Certificate of Designations only permits dividends to be paid on specified dividend payment dates and prohibits the declaration of dividends on the Series B Preferred Stock if the Company fails to meet specified capital adequacy, net income and stockholders’ equity levels. In order to amend the Certificate of Designations to pay accrued and unpaid dividends that have not been declared as part of the redemption price, the Company would have to obtain the consent of the holders of at least a two thirds majority of the shares of Series B Preferred Stock. It could do this only through a proxy solicitation. Action by written consent is not permitted under the Company’s certificate of incorporation and, in any event, although an amendment to the Certificate of Designations would be beneficial to investors, it would likely be unsuccessful since the Series B Preferred Stock is widely held.

Thus, the Company elected to launch the Tender Offer concurrently with delivering a notice of redemption to the holders (the “Redemption”) in order to pay holders of the shares of Series B Preferred Stock an amount equal to accrued and unpaid dividends along with the liquidation preference of $25.00 per share. Pursuant to the Tender Offer, all holders who tender their shares of Series B Preferred Stock in the Tender Offer prior to the end of the day on June 26, 2015 (the “Tender Expiration Date”) will receive $25.00 per share, plus an amount equal to accrued and unpaid dividends from and including the last dividend payment date of June 15, 2015, to but excluding the settlement date, which the Company currently expects to be June 29, 2015. Pursuant to the Redemption, all holders that do not tender their shares prior to the Tender Expiration Date will have their shares redeemed by the Company at the liquidation preference of $25.00 per share on July 1, 2015 and will not receive the accrued and unpaid dividends, which have not been declared. Upon commencement of the Tender Offer on June 1, 2015 the Company filed a Schedule TO-I with the Securities and Exchange Commission (the “Commission”) in compliance with Rule 13e-4 under the Exchange Act.

Analysis

A Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of the rule which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of the rule.

Paragraph (a)(3)(i)(B) of Rule 13e-3

The Tender Offer would be a transaction described in paragraph (a)(3)(i) of Rule 13e-3, because it is a tender offer for an equity security made by the issuer of such class of securities, and so would fall under paragraph (a)(3)(i)(B). However, as described below, the Tender Offer has neither a reasonable likelihood nor a purpose of producing the effects described in paragraph (a)(3)(ii)(B).

June 5, 2015

Paragraph (a)(3)(ii)(B) of Rule 13e-3

•	Reasonable likelihood

There are 60,000,000 shares of the Series B Preferred Stock outstanding, with an aggregate liquidation preference of $1.5 billion. Under Rule 703.05 of the NYSE Listed Company Manual, the NYSE will normally give consideration to suspending or removing a preferred stock from listing if the aggregate market value of the publicly-held shares is less than $2 million and the number of the publicly held shares is less than 100,000. Therefore, in order for the Series B Preferred Stock to be removed from listing from the NYSE as a result of the Tender Offer, the Company would need to receive tenders of more than 59,900,000 shares in the Tender Offer, which would equate to a participation rate of more than 99.83%. Based on discussions that we and the Company have had with the dealer manager involved in the Tender Offer, as well as the NYSE, during the structuring of the Tender Offer, we believe that it would be highly unlikely that a tender offer for a series of preferred stock would result in such a high participation rate. For example, XL Capital Ltd. conducted a tender offer in 2009 for any and all of a series of 20,000,000 preference shares, with a liquidation preference of $25.00 per share, and 12,700,000 shares were tendered, which equates to a participation rate of 63.5%. In the case of the Company’s Tender Offer, the retail ownership of the Series B Preferred Stock as well as the modest amount of accrued and unpaid dividends ($0.06 per share, assuming a June 29, 2015 settlement) suggest that the participation rate will be no higher and may be lower. It is our experience, as well of that of the dealer manager, that the participation rate for tender offers to retail investors is generally lower compared to that for tender offers to institutional investors. The Company does not intend to independently remove the Series B Preferred Stock from listing on the NYSE prior to the Redemption and therefore we do not believe that there is a reasonable likelihood that the Tender Offer will result in the Series B Preferred Stock being removed from listing on the NYSE.

•	Purpose

In addition and as discussed above, the purpose of the Tender Offer is not to remove the Series B Preferred Stock from listing on the NYSE, instead it is to provide the holders with an opportunity to receive the accrued and unpaid dividends they would not otherwise be entitled to receive in the Redemption. The additional amount the holders would receive if they opt to tender their shares of Series B Preferred Stock in the Tender Offer, compared to having their shares redeemed by the Company three business days later in the Redemption is $0.06 per share, based on 14 days of accrued dividends and assuming a June 29, 2015 settlement. The Company is prohibited from paying this additional amount in the Redemption by the provisions of the Certificate of Designations and the sole reason for conducting the Tender Offer is to allow the holders to benefit from this additional amount that they would not otherwise receive. The Redemption, not the Tender Offer, has among its purposes removal of the Series B Preferred Stock from listing on the NYSE.

Therefore, it is our opinion that the Tender Offer is not a Rule 13e-3 transaction because it neither has a reasonable likelihood nor a purpose of producing, either directly or indirectly, the Series B Preferred Stock to be removed from listing on the NYSE.

Paragraph (g)(4) of Rule 13e-3

June 5, 2015

The Redemption is being made pursuant to the terms of Section 7 of the Certificate of Designations. A notice of redemption was given by the Company 30 days before the date fixed for redemption pursuant to Section 7(c) and such notice included the redemption date, the number of shares to be redeemed, the redemption price and the place of payment, as required by the Certificate of Designations. Therefore, in our opinion the Redemption falls within the exception in paragraph (g)(4) of Rule 13e-3 being, as it is, a redemption of an equity security by an issuer pursuant to specific provisions set forth in the instrument governing the class of equity securities.

Conclusion

As we have explained above, it is our opinion that the Tender Offer neither has a reasonable likelihood nor a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3. Furthermore, although the Tender Offer is occurring concurrently with the Redemption, which will result in the shares of Series B Preferred Stock being removed from listing on the NYSE, the Redemption is exempt from the requirements of Rule 13e-3 pursuant to paragraph (g)(4) of the rule. The Company’s common stock will continue to be listed on the NYSE following the completion of the Tender Offer and the Company will continue to file reports pursuant to Section 13(a) of the Exchange Act thereafter.

As requested, on behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact my partner John M. Schwolsky at (212) 728-8232 or me at (212) 728-8532 should you require further information.

Very truly yours,

/s/ Benjamin Nixon

Benjamin Nixon

cc:	MetLife, Inc.

Timothy J. Ring, Esq., Senior Vice President and Secretary